                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended             December 31, 1999
                                ------------------------------------------


                                      OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from _____________ to _______________



                        Commission File Number 1-13393
                                               -------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
------------------------------------------------------------------------


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:



                       Choice Hotels International, Inc.
              10750 Columbia Pike, Silver Spring, Maryland  20901

                    Report of Independent Public Accountants

To Trustee of the Choice Hotels International, Inc.
Retirement, Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the "Plan" - see Note 1) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Vienna, Virginia
June 7, 2000

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                               Table of Contents

                                                                             Page
Statement of Net Assets Available for Benefits
 As of December 31, 1999 and 1998                                               1

Statement of Changes in Net Assets Available for Benefits
 For the Year Ended December 31, 1999                                           2

Notes to Financial Statements
 As of December 31, 1999                                                        3

Schedule H, Part IV (i) - Schedule of Assets Held for Investment Purposes
 As of December 31, 1999                                                        8

Schedule H, Part IV (j) - Schedule of Reportable Transactions
 For the Year Ended December 31, 1999                                           9

Schedule H, Part IV (b) - Schedule of Loans or Fixed Income Obligations
 As of December 31, 1999                                                        *

Schedule H, Part IV (c) - Schedule of Leases in Default or
Classified as Uncollectible
 As of December 31, 1999                                                        *

Schedule H, Part IV (d) - Schedule of Nonexempt Transactions
 For the Year Ended December 31, 1999                                           *


                    *Schedules omitted because there were no such transactions, obligations, or leases in default.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                 Statement of Net Assets Available for Benefits
                        As of December 31, 1999 and 1998

                                                                      1999             1998
                                                                  ----------        ----------
          Assets:
            Investments (Note 3)                                   $30,103,107      $24,870,752
            Contributions receivable-
               Employer, paid subsequent to year end                 1,016,866          882,350
               Participant, paid subsequent to year end                176,897           68,569
                                                                   -----------      -----------
          Net assets available for benefits                        $31,296,870      $25,821,671
                                                                   ===========      ===========

       The accompanying notes are an integral part of these statements.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1999

          Additions:
             Additions to the net assets attributed to-
               Investment income:
                 Net appreciation in fair value of investments (Note 3)                   $ 2,838,675
                 Participant loan interest                                                     38,500
                 Dividends and other                                                        1,856,739
                                                                                          -----------
                                                                                            4,733,914
               Contributions:
                 Participant                                                                2,277,660
                 Employer                                                                   1,016,866
                 Rollover                                                                     279,112
                                                                                          -----------
                                                                                            3,573,638
                                                                                          -----------
                    Total additions                                                         8,307,552

          Deductions:
            Deductions from net assets attributed to-
               Benefits paid to participants                                               (2,829,703)
               Participant directed expenses                                                   (2,650)
                                                                                          -----------
                    Total deductions                                                       (2,832,353)
                                                                                          -----------
          Net increase                                                                      5,475,199
          Net assets available for benefits:
            Beginning of year                                                              25,821,671
                                                                                          -----------
            End of year                                                                   $31,296,870
                                                                                          ===========

        The accompanying notes are an integral part of this statement.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                         Notes to Financial Statements
                            As of December 31, 1999

1. Nature of the Organization and Description of the Plan:

Prior to January 1, 1998, the employees of Choice Hotels International, Inc. ("Choice") were part of the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan ("Sunburst Plan"). The Sunburst Plan was a defined contribution, salary deferral plan available to the employees of Choice and Sunburst Hospitality Corporation ("Sunburst"). Sunburst is a leading national hotel company that owns and operates approximately 75 hotels. Choice is of the second largest franchiser of hotels in the world. Choice franchises approximately 3,500 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites.

Choice Hotels International, Inc. was formerly a subsidiary of Manor Care, Inc. ("Manor Care"). On November 1, 1996, Manor Care separated its lodging business from its health care business by distributing to its shareholders all of the outstanding common stock of Choice Hotels International, Inc. (the "Manor Care Distribution"). On October 15, 1997, Choice Hotels International, Inc. separated its franchising and European hotel business from its owned hotel business by distributing to its shareholders the common stock of Choice Hotels Franchising (the "Choice Distribution"). Subsequent to the Choice Distribution, Choice Hotels International, Inc. changed its name to Sunburst Hospitality Corporation and Choice Hotels Franchising changed its name to Choice Hotels International, Inc. In connection with the Choice Distribution, the name of the original Choice Hotels International, Inc. Retirement, Savings and Investment Plan was changed to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan.

On January 1, 1998, a new Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the "Plan") was formed in order to maintain a separate plan for eligible Choice employees. The assets of both plans were initially co-mingled as a master trust with transactions separately recorded. Effective August 1, 1998, the Plan changed its trustee from Chase Manhattan Bank to Merrill Lynch Trust Company ("Merrill Lynch") and the assets of the master plan were split between the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan and the Plan.

The following description of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Contributions

All employees of Choice are eligible to participate in the Plan if they are:
 .  At least 21 years of age

 .  Have completed one year of service

 .  Have worked at least 1,000 hours in the previous year

Participants may elect to contribute up to 15 percent of their annual compensation to the Plan, subject to IRS limitations. Choice matches an employee's contributions, up to a total match of 6 percent of employee salary.

               Length of Service                             Percentage Match
               -----------------                             ----------------
               1 - 5 years                                          25%
               6 - 9 years                                          75%
               10 years or more                                    100%

Each participant's account is credited with the participant's contribution and allocations of (a) Choice contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce employer contributions. In 1999, forfeitures of $4,856 were used to reduce the employer contribution and allocated to the plan funds in conjunction with Choice's matching contributions.

Payment of Benefits and Vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions 20 percent per year beginning at the end of their third year, resulting in full vesting at the end of their seventh year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a twenty-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant's vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Loans receivable are valued at cost, which approximates fair value.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded when declared. All income is allocated daily.

Trustee Fees

Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

New Accounting Pronouncement

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,"

("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

Reclassifications

Certain amounts and balances from 1998 have been reclassified to conform with the 1999 presentation.

3.   Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                       As of December 31
                                                                                   -----------------------------
                                                                                      1999               1998
                                                                                   -----------        ----------
                                 Alliance Premier Growth Fund                       $12,581,780       $9,978,372
                                 Merrill Lynch Capital Fund                           4,623,226        6,419,617
                                 Hotchkis & Wiley International Equity Fund           2,920,263        2,753,386
                                 Merrill Lynch S&P 500 Index Fund                     1,855,378          213,979
                                 Merrill Lynch Retirement Preservation Trust          4,057,884        2,980,870
                                 Choice Hotels Common Stock Fund                      2,632,940        1,753,572

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,838,675 as follows:


                                 Mutual funds                                                        $2,292,928
                                 Common stock                                                           539,779
                                 Common/collective trusts                                                 5,968
                                                                                                     ----------
                                                                                                     $2,838,675
                                                                                                     ==========

4.   Nonparticipant-Directed Investments:

Nonparticipant-directed investments consist of the Choice match which is invested in Choice common stock when submitted to the trustee. As of December 31, 1999 and 1998, Choice common stock which was nonparticipant-directed was $2,367,013 and $1,572,954 of investments. The change in net assets is as follows:

                                                                                                   Year Ended
                                                                                                  December 31,
                                                                                                      1999
                                                                                                  ------------
                                 Change in net assets:
                                   Contributions                                                   $ 882,350
                                   Dividends                                                          11,627
                                   Net appreciation                                                  485,110
                                 Benefits paid to participants                                      (193,564)
                                 Transfers to participant-directed investments                      (391,464)
                                                                                                   ---------
                                                                                                   $ 794,059
                                                                                                   =========

5.   Federal Income Tax Status:

The Plan has not yet received a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed, is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, continues to comply with these requirements.

6.   Plan Termination:

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.   Related-Party Transactions:

The investment in Choice common stock constitutes a party-in-interest transaction. In addition, certain Plan investments are shares of mutual funds and common collective trusts managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest.

8.   Multi-Employer Status:

As discussed in Note 1, subsequent to the Choice Distribution, the original Choice Hotels International, Inc. Retirement, Savings, and Investment Plan changed its name to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan and this plan was available to the employees of both Choice and Sunburst. However, on January 1, 1998, the Plan was split into the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan and the Choice Hotels International, Inc. Retirement, Savings and Investment Plan. These plans are now available to the respective employees of Sunburst and Choice.

9.   Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 1999:

                                 Net assets available for Plan benefits per financial statements     $31,296,870
                                 Amounts allocated to withdrawing participants                                --
                                                                                                     -----------
                                 Net assets available for Plan benefits per the Form 5500            $31,296,870
                                                                                                     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

                                 Benefits paid to participants per the financial statements            $2,829,703
                                 Add- Amounts allocated to withdrawing participants at
                                   December 31, 1999                                                           --
                                 Less- Amounts allocated to withdrawing participants at
                                   December 31, 1998                                                     (152,293)
                                                                                                       ----------
                                 Benefits paid to participants per the Form 5500                       $2,677,410
                                                                                                       ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have occurred but have not been paid as of December 31.

10. Subsequent Events:

Effective January 1, 2000, the Plan amended the vesting schedule and company match percentages.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

   Schedule H, Part IV (i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999

                                                                        Description of
                                  Identity of Issue                       Investment                Cost         Current Value
                          ------------------------------------          ---------------            -----------   -------------
                          Alliance Premier Growth Fund                  Mutual Fund                $ 9,929,887    $12,581,780
                          Merrill Lynch Capital Fund*                   Mutual Fund                  4,967,826      4,623,226
                          Hotchkis & Wiley International                Mutual Fund                  2,736,956      2,920,263
                            Equity Fund
                          Merrill Lynch S&P 500 Index Fund*             Mutual Fund                  1,675,285      1,855,378
                          Pimco Total Return Fund                       Mutual Fund                    417,353        400,459
                          Pimco Small Cap Value Fund                    Mutual Fund                    333,881        315,360
                          Merrill Lynch Retirement                      Common/Collective            4,052,101      4,057,884
                            Preservation Trust*                         Trust
                          Choice Hotels Common Stock Fund*              Common Stock                 2,209,956      2,632,940
                          Sunburst Hospitality Common                   Common Stock                       984            687
                            Stock Fund
                          Participant Loan Fund (maturing at
                            various dates with interest rates                                          557,335        557,335
                            ranging from 8.75% to 9.50%)*
                          Self-directed RCMA option                                                    157,795        157,795
                                                                                                   -----------    -----------
          Total assets held for investment purposes                                                $27,039,359    $30,103,107
                                                                                                   ===========    ===========


*Represents party-in-interest to the Plan

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

         Schedule H, Part IV (j) - Schedule of Reportable Transactions
                     For the Year Ended December 31, 1999

Identity of Party                                 Description of Asset    Purchase Price       Selling Price   Lease Rental
-------------------------------------------       ----------------------- --------------       --------------  ------------
Alliance Premier Growth Fund                      Mutual Fund               $3,319,038          $               $   --
                                                                                                           --       --
Alliance Premier Growth Fund                      Mutual Fund                       --              2,986,424       --
Merrill Lynch Capital Fund*                       Mutual Fund                1,038,704                     --       --
Merrill Lynch Capital Fund*                       Mutual Fund                       --              2,510,174       --
Hotchkis & Wiley International Equity Fund        Mutual Fund                  759,562                     --       --
Hotchkis & Wiley International Equity Fund        Mutual Fund                       --              1,000,831       --
Merrill Lynch S&P 500 Index                       Mutual Fund                1,717,192                     --       --
Merrill Lynch S&P 500 Index                       Mutual Fund                       --                384,168       --
Merrill Lynch Retirement Preservation Trust*      Common/Collective Trust    2,120,548                     --       --
Merrill Lynch Retirement Preservation Trust*      Common/Collective Trust           --              1,077,829       --
Choice Hotels Common Stock Fund*                  Common Stock               1,062,304                     --       --
Choice Hotels Common Stock Fund*                  Common Stock                      --                722,221       --


                                             Expense Incurred    Cost of Asset     Current Value of Asset     Net Gain/(Loss)
Identity of Party                             With Transaction                     on Transaction Date
--------------------------------------       -----------------   -------------     ----------------------     ---------------
Alliance Premier Growth Fund                 $  --               $3,319,038           $3,319,038                 $     --
Alliance Premier Growth Fund                    --                2,490,736            2,986,424                  495,688
Merrill Lynch Capital Fund*                     --                1,038,704            1,038,704                       --
Merrill Lynch Capital Fund*                     --                2,540,035            2,510,174                  (29,861)
Hotchkis & Wiley International Equity Fund      --                  759,562              759,562                       --
Hotchkis & Wiley International Equity Fund      --                1,015,177            1,000,831                  (14,346)
Merrill Lynch S&P 500 Index                     --                1,717,192            1,717,192                       --
Merrill Lynch S&P 500 Index                     --                  369,972              384,168                   14,196
Merrill Lynch Retirement Preservation Trust     --                2,120,548            2,120,548                       --
Merrill Lynch Retirement Preservation Trust     --                1,077,829            1,077,829                       --
Choice Hotels Common Stock Fund*                --                1,062,304            1,062,304                       --
Choice Hotels Common Stock Fund*                --                  640,719              722,221                   81,502



*These transactions qualify as party-in-interest transactions as described in
Note 7.